================================================================================
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  -------------

                               ECHO BAY MINES LTD.
                                (NAME OF ISSUER)
                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   278 751 102
                                 (CUSIP NUMBER)

                                  -------------

                                SHARON E. DOWDALL
                          VICE PRESIDENT AND SECRETARY
                  NEWMONT MINING CORPORATION OF CANADA LIMITED
                              SUITE 1900, BOX 2005
                             20 EGLINTON AVENUE WEST
                            TORONTO, ONTARIO M4R 1K8
                                 (415) 480-6480
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  -------------

                                   Copies to:

            BRITT D. BANKS                            DAVID A. KATZ
  VICE PRESIDENT, GENERAL COUNSEL             WACHTELL, LIPTON, ROSEN & KATZ
            AND SECRETARY                           51 WEST 52ND STREET
    NEWMONT MINING CORPORATION                       NEW YORK, NY 10019
          1700 LINCOLN STREET                         (212) 403-1309
          DENVER, COLORADO 80203
            (303) 863-7414


                                  JUNE 10, 2002
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on the following pages)
                              (Page 1 of 11 pages)


                                 ---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

--------------------------------------------------------------------------------

-----------------------------                          -------------------------
   CUSIP NO. 278 751 102              13D                    (Page 2 of 11)
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSONS
      Newmont Mining Corporation of Canada Limited

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)   |_|

                                                                     (b)   |_|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
  Number of       7.   SOLE VOTING POWER

   Shares              244,994,150
              ------------------------------------------------------------------
Beneficially      8.   SHARED VOTING POWER

  Owned By             N/A
              ------------------------------------------------------------------
    Each          9.   SOLE DISPOSITIVE POWER

  Reporting            244,994,150
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,994,150
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                          |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      45.2%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
   CUSIP NO. 278 751 102              13D                    (Page 3 of 11)
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSONS
      Newmont Mining Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)   |_|

                                                                     (b)   |_|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
  Number of       7.   SOLE VOTING POWER

   Shares              244,994,150
              ------------------------------------------------------------------
Beneficially      8.   SHARED VOTING POWER

  Owned By             N/A
              ------------------------------------------------------------------
    Each          9.   SOLE DISPOSITIVE POWER

  Reporting            244,994,150
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,994,150
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                          |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      45.2%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      HC, CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2, filed with the Commission on June 18, 2002, amends, supplements and restates in their entirety the following Items of the Statement on Schedule 13D of Newmont Mining Corporation of Canada Limited, a corporation incorporated under the laws of Canada and formerly named Franco-Nevada Mining Corporation Limited, filed with the Commission on September 17, 2001, with respect to the shares of common stock, no par value ("Common Stock"), of Echo Bay Mines Ltd., a corporation incorporated under the laws of Canada (the "Issuer"), as amended by Amendment No. 1 to the Statement on Schedule 13D, filed on March 4, 2002 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

      ITEM 2.  IDENTITY AND BACKGROUND.

            Newmont Mining Corporation of Canada Limited ("Newmont Canada"), a corporation incorporated under the laws of Canada, is a public precious metals royalty company, having its principal address at:

            Suite 1900, Box 2005
            20 Eglinton Avenue West
            Toronto, Ontario  M4R 1K8
            Canada

            Newmont Mining Corporation ("Newmont" and together with Newmont Canada, the "Reporting Persons"), a Delaware corporation, is a company principally engaged in the production of gold and exploration for gold, and the acquisition and development of gold properties worldwide, having its principal address at:

            1700 Lincoln Street
            Denver, Colorado 80203

            On February 16, 2002, pursuant to that certain Arrangement Agreement, dated as of November 14, 2001 (the "Arrangement Agreement"), between Newmont and Franco-Nevada Mining Corporation Limited ("Franco-Nevada"), Newmont, through certain subsidiaries, acquired all of the outstanding common shares of Franco-Nevada and Franco-Nevada became a wholly owned, indirect subsidiary of Newmont. Franco-Nevada was subsequently renamed "Newmont Mining Corporation of Canada Limited."

            Set forth in Annex A and Annex B attached hereto and incorporated herein by reference are the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each executive officer and director of Newmont Canada and Newmont, respectively.

            During the last five years, none of the Reporting Persons and/or the current officers or directors of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
================================================================================

     ITEM 4.  PURPOSE OF TRANSACTION.

            On April 3, 2002, 244,994,150 common shares of the Issuer were issued to Newmont Canada (formerly named "Franco-Nevada Mining Corporation Limited") upon the conversion of $67 million principal amount of capital securities in connection with the reorganization of the Issuer. This represented 48.8% of the then outstanding common shares of the Issuer.

            On June 10, 2002, Kinross Gold Corporation ("Kinross"), the Issuer and TVX Gold Inc. ("TVX") entered into a combination agreement (the "Combination Agreement") providing for the combination of the three companies (the "Combination") and the concurrent acquisition by TVX of Newmont's 49.9% interest in the TVX Newmont Americas ("TVX NA") joint venture. Under the Combination Agreement, the Combination will be achieved by a plan of arrangement, whereby shareholders of the Issuer will receive
     0.52 of a Kinross share for each Echo Bay share and TVX shareholders will receive 0.65 of a Kinross share for each TVX share. Concurrently with the Combination taking effect, TVX will acquire Newmont's interest in TVX NA through a separate agreement. The Combination is conditional upon, among other things, the approval of the Combination by each company's shareholders. In connection with the Combination, on June 10, 2002, Newmont and Newmont Canada entered into a lock-up agreement with the Issuer (the "Lock-Up Agreement"), pursuant to which, subject to certain exceptions, Newmont and Newmont Canada will (1) continue to hold Newmont Canada's Echo Bay common shares until the conclusion of the Echo Bay shareholders' meeting called to approve the Combination and (2) vote such shares in favor of the Issuer's participation in the Combination.. The foregoing description is qualified in its entirety by reference to the Lock-Up Agreement and the Combination Agreement, which are incorporated herein by reference as Exhibits 99.3 and 99.4, respectively.

            Newmont Canada's Echo Bay common shares were acquired for investment purposes. However, subject to the terms of the Lock-Up Agreement, Newmont and Newmont Canada will review Newmont Canada's holdings from time to time and may increase or decrease Newmont Canada's holdings in the Issuer as future circumstances may dictate. Such transactions may be made at any time without prior notice. There can be no assurance, however, that either Newmont or Newmont Canada will take any such actions. Except as set forth above, Newmont and Newmont Canada have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of
     Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              Newmont Canada is an indirect, wholly-owned subsidiary of Newmont. Newmont Canada holds an interest in 244,994,150 common shares of the Issuer, representing approximately 45.2% of the common shares of the Issuer outstanding as at the date of this filing. These shares were issued to Newmont Canada upon the conversion of $67 million principal amount of capital securities in connection with the reorganization of the Issuer that was completed on April 3, 2002.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Incorporated herein by reference as Exhibit 99.1 is the agreement, dated September 5, 2001, between Franco-Nevada and the Issuer.

            In connection with the Combination, Newmont and Newmont Canada entered into the Lock-Up Agreement, pursuant to which, subject to certain exceptions, Newmont and Newmont Canada will (1) continue to hold Newmont Canada's Echo Bay common shares until the conclusion of the Echo Bay shareholders' meeting called to approve the combination and (2) vote such shares in favor of the Issuer's participation in the Combination.

            The Lock-Up Agreement is filed as Exhibit 99.3 to this Schedule. For information purposes only, the Combination Agreement is filed as Exhibit
     99.4 to this Schedule. The foregoing description is qualified in its entirety by reference to the Combination Agreement and the Lock-Up Agreement, which are incorporated herein by reference.

     ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 99.1   -- Agreement between Franco-Nevada
                              (subsequently renamed
                              "Newmont Mining Corporation of
                              Canada Limited") and the Issuer,
                              dated September 5, 2001,
                              incorporated herein by reference to
                              Exhibit 1 to the Schedule 13D.

            Exhibit 99.2   -- Joint Filing Agreement between
                              Franco-Nevada (subsequently renamed
                              "Newmont Mining Corporation of
                              Canada Limited") and Newmont,
                              incorporated herein by reference to
                              Exhibit 99.2 to the Schedule 13D,
                              as amended.

            Exhibit 99.3   -- Lock-Up Agreement, dated as of June 10,
                              2002, among the Issuer, Newmont Mining
                              Corporation and Newmont Mining
                              Corporation of Canada Limited.

            Exhibit 99.4   -- Combination Agreement, dated as of
                              June 10, 2002, among Kinross Gold
                              Corporation, TVX Gold Inc. and the
                              Issuer, incorporated herein by
                              reference to Exhibit 2.1 of the
                              Current Report on Form 8-K filed by
                              the Issuer on June 11, 2002.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 18, 2002

                              NEWMONT MINING CORPORATION OF CANADA LIMITED



                                    By:   /s/ Sharon E. Dowdall
                                          ------------------------------
                                          Name:  Sharon E. Dowdall
                                          Title: Vice President and Secretary



                              NEWMONT MINING CORPORATION



                                    By:   /s/ Britt D. Banks
                                          ------------------------------
                                          Name:  Britt D. Banks
                                          Title: Vice President, General Counsel
                                                 and Secretary

                                     Annex A

      The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Canada are set forth below. The business address for each person listed below is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.



   NAME                     TITLE                   PRESENT          ADDRESS OF BUSINESS       CITIZENSHIP
                                                   PRINCIPAL         IN WHICH PRINCIPAL
                                                  OCCUPATION         OCCUPATION CONDUCTED

Britt D. Banks           Vice President          Vice President           See above.            United States
                                                General Counsel
                                                and Secretary of
                                                 Newmont Mining
                                                  Corporation

Joseph P. Flannery         Director                 Chairman,          70 Great Hill Road       United States
                                                  President and        Naugatuck, CT 06770
                                                 Chief Executive
                                                   Officer of
                                                Uniroyal Holding
                                                      Inc.


David H. Francisco       Vice President           Executive Vice          See above.            United States
                                                    President,
                                                  Operations, of
                                                  Newmont Mining
                                                   Corporation


Bruce D. Hansen          Vice President            Senior Vice            See above.           United States
                                                  President and
                                                 Chief Financial
                                                   Officer of
                                                 Newmont Mining
                                                   Corporation


Leo I. Higdon, Jr.        Director                President of         Office of the           United States
                                              Charleston College       President
                                                                       College of Charleston
                                                                       66 George Street
                                                                       Charleston, SC 29424


Pierre Lassonde           Director;               President of            See above.               Canada
                          President              Newmont Mining
                                                  Corporation


Wayne W. Murdy            Director;              Chairman and             See above.           United States
                          Chairman              Chief Executive
                                                  Officer of
                                                Newmont Mining
                                                 Corporation


Robin A. Plumbridge       Director             Retired Chairman           N/A                   South Africa
                                               of Gold Fields of
                                               South Africa
                                               Limited


Moeen A. Qureshi          Director             Chairman of             2001 Pennsylvania          Pakistan
                                               Emerging Markets        Avenue, NW
                                               Partnership             Suite 1100
                                                                       Washington, D.C.
                                                                       20006



Seymour Schulich         Director              Chairman of             Suite 1900, Box 2005       Canada
                                               Newmont Capital         20 Eglinton Avenue West
                                               Limited                 Toronto, ON  M4R 1K8
                                                                       CANADA


James V. Taranik        Director               President               Department of           United States
                                               Emeritus of             Geological Sciences,
                                               Desert Research         MS 172
                                               Institute of the        Mackay School of Mines
                                               University and          University of Nevada, Reno
                                               Community College       Reno, NV 89557-0138
                                               System of Nevada


                                     Annex B
                                     -------

      The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Mining Corporation are set forth below. The business address for each person listed below is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.


   NAME                     TITLE                   PRESENT          ADDRESS OF BUSINESS       CITIZENSHIP
                                                   PRINCIPAL         IN WHICH PRINCIPAL
                                                  OCCUPATION         OCCUPATION CONDUCTED

Britt D. Banks          Vice President,          Vice President,         See above.            United States
                        General Counsel and     General Counsel and
                        Secretary                Secretary of
                                                Newmont Mining
                                                 Corporation


Glen A. Barton           Director               Chairman and           100 NE Adams Street     United States
                                                  Chief                Peoria, IL
                                                 Executive             61629-7216
                                                 Officer of
                                                Caterpillar
                                                   Inc.


Vincent A. Calarco       Director               President and          One American Lane       United States
                                                  Chief                Greenwich, CT 06831
                                                 Executive
                                                Officer of
                                                 Crompton
                                                Corporation


James T. Curry           Director                 Retired              N/A                     United States
                                                Director and
                                                Retired Chief
                                                  Executive
                                                Officer of the
                                                  Minerals
                                                 Division of
                                                 Broken Hill
                                                 Proprietary
                                                 Company Ltd.


John A.S. Dow           Executive              Executive Vice          See above.              New Zealand
                          Vice                  President of
                        President              Newmont Mining
                           and                  Corporation
                        Managing                and Managing
                        Director of             Director of
                        Newmont                   Newmont
                       Australia                 Australia
                        Limited                   Limited


Thomas L. Enos            Vice                Vice President           See above               United States
                        President               of Newmont
                                                  Mining
                                               Corporation


Joseph P. Flannery      Director                Chairman,              70 Great Hill Road      United States
                                              President and            Naugatuck, CT 06770
                                                 Chief
                                               Executive
                                               Officer of
                                                Uniroyal
                                               Holding Inc.


David H. Francisco     Executive             Executive Vice            See above.              United States
                         Vice                   President,
                       President,            Operations, of
                       Operations             Newmont Mining
                                               Corporation


M. Craig Haase         Director                 Retired                N/A                     United States
                                             Executive Vice
                                             President and
                                              Chief Legal
                                              Officer of
                                             Franco-Nevada
                                                Mining
                                             Corporation
                                               Limited.


Michael S. Hamson      Director               Chairman of              Acland Street            Australia
                                                Hamson                 Corner Entrance
                                              Consultants              (Rear)
                                                                       195 Walsh Street
                                                                       South Yarra, VIC 3141
                                                                       AUSTRALIA


Bruce D. Hansen      Senior Vice              Senior Vice              See above.              United States
                      President              President and
                      and Chief                  Chief
                      Financial                Financial
                       Officer                Officer of
                                             Newmont Mining
                                              Corporation


David Harquail          Vice                 Vice President            See above.                 Canada
                      President                of Newmont
                        and                     Mining
                      Managing                Corporation
                    Director, of              and Managing
                      Newmont                 Director, of
                      Capital                   Newmont
                      Limited                   Capital
                                                Limited.




   NAME                     TITLE                   PRESENT          ADDRESS OF BUSINESS       CITIZENSHIP
                                                   PRINCIPAL         IN WHICH PRINCIPAL
                                                  OCCUPATION         OCCUPATION CONDUCTED


Leo I. Higdon, Jr.        Director               President of          Office of the           United States
                                                  Charleston           President
                                                   College             College of
                                                                       Charleston
                                                                       66 George Street
                                                                       Charleston, SC 29424


Donald G. Karras           Vice                      Vice              See above.              United States
                         President,               President,
                           Taxes                  Taxes, of
                                                Newmont Mining
                                                 Corporation


Pierre Lassonde          Director;               President of          See above.                 Canada
                         President              Newmont Mining
                                                 Corporation


Thomas P. Mahoney          Vice                 Vice President         See above.              United States
                        President                and Treasurer
                           and                    of Newmont
                        Treasurer                   Mining
                                                  Corporation


Robert J. Miller        Director               Partner, Jones          Third Floor South       United States
                                               Vargas law firm         3773 Howard Hughes
                                                                       Parkway
                                                                       Las Vegas, NV
                                                                       89109-0949



Wayne W. Murdy          Director,               Chairman and           See above.              United States
                        Chairman                   Chief
                        and Chief                Executive
                        Executive                Officer of
                         Officer               Newmont Mining
                                                 Corporation


David W. Peat             Vice                Vice President           See above.              United States
                       President                and Global
                       and Global             Controller of
                       Controller             Newmont Mining
                                                Corporation


Richard M. Perry         Vice                Vice President            See above.              United States
                       President               of Newmont
                         and                     Mining
                       Managing               Corporation
                       Director,              and Managing
                      Newmont USA             Director of
                       Limited                Newmont USA
                                                Limited


Robin A. Plumbridge     Director                Retired                N/A                     South Africa
                                              Chairman of
                                             Gold Fields of
                                              South Africa
                                                 Limited


John B. Prescott       Director               Chairman of              Level 28, 140           Australia
                                              Australian               William Street
                                               Submarine               Melbourne, VIC 3000
                                              Corporation              AUSTRALIA
                                              Pty Limited


Moeen A. Qureshi       Director               Chairman of              2001 Pennsylvania       Pakistan
                                                Emerging               Avenue, NW
                                                Markets                Suite 1100
                                              Partnership              Washington, D.C.
                                                                       20006


Michael K. Reilly      Director                Retired                 N/A                     United States
                                             Chairman of
                                             Zeigler Coal
                                             Holding Company


Carlos Santa Cruz        Vice                Vice President            See above.                 Peru
                       President               of Newmont
                         and                     Mining
                       Managing               Corporation
                       Director,              and Managing
                       Newmont                Director of
                     Peru Limited            Newmont Peru
                                                Limited


Seymour Schulich       Director               Chairman of              Suite 1900, Box 2005       Canada
                                                Newmont                20 Eglinton Avenue West
                                           Capital Limited             Toronto, ON  M4R 1K8
                                                                       CANADA


James V. Taranik       Director                President               Department of            United States
                                              Emeritus of              Geological Sciences,
                                                Desert                 MS 172
                                               Research                Mackay School of Mines
                                              Institute of             University of Nevada, Reno
                                             the University            Reno, NV 89557-0138
                                              and Community
                                             College System
                                                of Nevada



                                  EXHIBIT INDEX
                                  -------------


            Exhibit 99.1  --  Agreement between
                              Franco-Nevada (subsequently renamed
                              "Newmont Mining Corporation of
                              Canada Limited") and the Issuer,
                              dated September 5, 2001,
                              incorporated herein by reference to
                              Exhibit 1 to the Schedule 13D.

            Exhibit 99.2   -- Joint Filing Agreement between
                              Franco-Nevada (subsequently renamed
                              "Newmont Mining Corporation of
                              Canada Limited") and Newmont,
                              incorporated herein by reference to
                              Exhibit 99.2 to the Schedule 13D,
                              as amended.

            Exhibit 99.3   -- Lock-Up Agreement, dated as of June 10,
                              2002, among the Issuer, Newmont Mining Corporation and Newmont Mining Corporation of Canada Limited.

            Exhibit 99.4   -- Combination Agreement, dated as of
                              June 10, 2002, among Kinross Gold
                              Corporation, TVX Gold Inc. and the
                              Issuer, incorporated herein by
                              reference to Exhibit 2.1 of the
                              Current Report on Form 8-K filed by
                              the Issuer on June 11, 2002.